DNOW INC.

7402 North Eldridge Parkway

Houston, Texas 77041

August 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	DNOW Inc.

Registration Statement on Form S-4

Filed July 24, 2025

File No. 333-288909

Withdrawal of Acceleration Request

Ladies and Gentlemen:

We respectfully request withdrawal of our acceleration request letter filed as correspondence via EDGAR on July 31, 2025, which requested that the above-referenced Registration Statement become effective on August 5, 2025 at 8:00 a.m. Eastern Time, or as soon thereafter as practicable. The undersigned is no longer requesting that the Registration Statement be declared effective at this specific date and time and hereby formally withdraws such request for acceleration.

Please contact Billy Vranish of Kirkland & Ellis LLP at (713) 836-3695 or by email at billy.vranish@kirkland.com or Julian J. Seiguer, P.C. of Kirkland & Ellis LLP at (713) 836-3334 or by email at julian.seiguer@kirkland.com if you have any questions or concerns regarding this matter.

Sincerely,

DNOW INC.

/s/ Raymond W. Chang
Raymond W. Chang
Vice President and General Counsel

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP

Billy Vranish, Kirkland & Ellis LLP

Kerry E. Berchem, Akin Gump Strauss Hauer & Feld LLP

Bryan D. Flannery, Akin Gump Strauss Hauer & Feld LLP

Timothy J. Clark, Akin Gump Strauss Hauer & Feld LLP

Leana N. Garipova, Akin Gump Strauss Hauer & Feld LLP